January 12, 2018

Via Edgar

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn.:	Craig Arakawa
Accounting Branch Chief

	Re:	Iconix Brand Group, Inc. (the “Company”, “Iconix”, “we”, “us” or “our”) Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 15, 2017 File No. 001-10593

Mr. Arakawa:

This letter is in response to the Staff’s letter dated October 20, 2017 (the “Comment Letter”) addressed to the Company’s Chief Financial Officer regarding the Company’s Form 10-K for the year ended December 31, 2016 (the “Form 10-K”). The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. Based upon both the Comment Letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K is required.

Form 10-K for the Year Ended December 31, 2016

Item 15. Exhibits, Financial Statement Schedules

Note 2. Goodwill and Trademarks and Other Intangibles, net, page 80

1.	We note the women’s segment has experienced declining revenue and operating income in each of the last three years and in the six months ended June 30, 2017. Please provide the following:

•	Tell us the percentage by which the women’s reporting unit’s fair value exceeded its carrying value as of December 31, 2016.

Response:

Although revenue and operating income for the women’s reporting unit had declined year over year, this decline, and its effect on the future earnings of the women’s segment, did not result in an impairment charge of the women’s segment’s goodwill as of December 31, 2016. As of December 31, 2016, the fair value of the women’s reporting unit exceeded its carrying value by approximately 44% ($710.4 million fair value versus $479.1 million carrying value).

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January 12, 2018

Additional detail regarding the fair value, book value and impairment charges of each unit of accounting comprising the Company’s trademarks, by reporting unit, as of December 31, 2016, is being provided to the Staff on a supplemental basis under separate cover pursuant to Rule 12b-4 (“Rule 12b-4”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and upon a request for confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”). In accordance with Rule 12b-4, the Company has requested that the materials provided be returned promptly following completion of the Staff’s review thereof.

•	Given the decline in the women’s segment’s revenue and operating income through the quarter ended June 30, 2017, tell us whether the women’s segment is at risk for potential impairment of its related goodwill as of June 30, 2017.

Response:

As it relates to the six months ended June 30, 2017, the Company notes that the women’s segment’s revenue and operating income declined year over year by approximately 12% and 14%, respectively, primarily due to declines in the OP and Danskin brands. The Company considered this decline in the context of, and compared to, the excess of the women’s segment’s fair value over its book value, as noted above. The Company also notes that these declines were expected and considered in the valuations and impairment testing in the fourth quarter of 2016.

In addition, in the fourth quarter of 2016 the Company was notified by Target Corporation (“Target”) that it did not intend to renew its license for the Mossimo brand beyond 2018. In July 2017, Target’s decision not to renew the Mossimo license beyond 2018 was identified as an indicator of potential impairment and thus was considered as part of the Company’s quarterly close process for the quarter ended June 30, 2017. During the first half of 2017, the Company engaged a third-party to conduct market and demographic research to determine the viability of the Mossimo brand outside of Target. This research noted significant brand awareness and high favorability scores across multiple demographics, noting that consumers would expect to see Mossimo branded products at mass retailers other than Target and the Company began identifying potential licensees. Based on this research, discussions with another significant mass retailer regarding a potential Mossimo license, the absence of a material decline in stock price and related market capitalization, and the absence of any other triggering event for the women’s segment as of June 30, 2017, the Company did not believe that the women’s segment was at risk for impairment as of June 30, 2017, nor was any impairment required to be recorded for the Mossimo tradename.

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•	To the extent the women’s reporting unit is at risk for potential impairment, please tell us how you have considered providing disclosure of the following: (i) the methods and key assumptions used to determine the fair value of your women’s reporting unit, (ii) how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

As described above, the Company did not believe that the women’s reporting unit was at risk for impairment as of June 30, 2017 and therefore the aforementioned disclosures were not considered necessary.

In September 2017, the Company was notified by the aforementioned mass retailer and potential licensee that it would not be moving forward with a license for the Mossimo brand. Additionally, during September 2017, the Company was notified by its core licensee for the Danskin brand that it would not be renewing the license beyond the current term (which expires January 2019). Due to those factors, and the significant decline in the Company’s stock price and market capitalization, the Company qualitatively determined that it was more likely than not that the women’s segment was at risk for impairment as of September 30, 2017. As such, the Company engaged a third-party to determine the fair values of each of its trademarks in each of its operating segments and calculated the fair value of each reporting unit to determine whether the goodwill allocated to that reporting unit was impaired. Based in part on the work of a third-party, the Company recorded a goodwill impairment charge of $103.9 million in the quarter ended September 30, 2017, of which $73.9 million was attributable to the women’s segment. In addition, the Company recorded an impairment of its indefinite-lived intangibles totaling $521.7 million, of which $227.6 million was attributable to the women’s segment.

2.	You recognized a non-cash impairment charge of $424.9 million related to certain trademarks in the fourth quarter of 2016. On page 82 you state that you concluded that the primary drivers of the impairment charges were a revision to the company’s operating segments and weakness in your men’s and home segments. Please address the following points:

•	Clarify why the change in segments resulted in impairment of your indefinite-lived intangible assets in the current year, including your consideration of ASC 350-30-35.

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January 12, 2018

Response:

With respect to ASC 350-30-35-23, the Company has acquired all of its brands and, at the time of acquisition, each of these brands was recorded as one asset comprising multiple trademarks registrations in multiple jurisdictions, noting that the marketing and branding strategy for each brand was complementary as it was essentially uniform across all trademarks.

The Company evaluated the unit of account for its tradename indefinite lived intangible assets and determined, in accordance with ASC 350-30-35-23, a single unit of account was appropriate, principally due to the asset having been acquired in a single transaction and the Company marketing the tradenames as a single asset. This is noted by the historical identification of operating segments that were grouped by tradename.

Historically, the chief operating decision maker (“CODM”) (the Company’s former chief executive officer (“CEO”)) reviewed information by brand in the four previously identified operating segments: men’s, women’s, home, and entertainment.

In the first quarter of 2016, the Company hired a new CEO. Over the following several months, the Company’s new CEO evaluated the business and reorganized how it was reported, reviewed and evaluated internally by himself and other members of the management team and board of directors. This reorganization was consistent with how the operations of the business were evolving to address distinct opportunities in different geographic regions. As of the fourth quarter of 2016, based on the considerations enumerated below and aforementioned determinations made by the Company’s new CEO, the Company revisited its operating segments and specifically revised them to separate the international operations of its brands (with the noted exception of brands in its entertainment segment) from each of the men’s, women’s and home segments. Following this conclusion, the Company identified the following five operating segments:

•	Men’s
•	Women’s
•	Home
•	Entertainment
•	International

Prior to this determination in the fourth quarter of 2016, although discrete financial information was available for the revenues and operations of the brands and licenses that

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would comprise the international segment, this information was never organized, reviewed or used as the basis for evaluating the business by the CODM or the board of directors. When it became clear in the fourth quarter of 2016 that management would review and evaluate the international business as a stand-alone segment going forward, the Company determined it was necessary to identify the new international segment.

It should be noted that the geographical locations within the international segment all have similar royalty rates and long-term operating margins. Accordingly, the Company concluded that no further disaggregation within the international segment was necessary.

The change in operations that resulted in the introduction of the international reporting segment also indicated that the Company was managing its tradenames as separate assets rather than as an integrated asset and therefore should no longer treat its tradenames as a single unit of account. The Company disaggregated the trademarks to establish a carrying amount for each brand in each of the segments and territories in the international segment, each representing a unit of accounting subject to evaluation for impairment. The carrying amounts for each unit of accounting were determined in accordance with ASC 350-30-25 based on their relative fair value at the time of acquisition and/or formation of the joint venture owning the trademarks. Prior to the fourth quarter of 2016 and for purposes of testing the Company’s intangible assets for impairment, the fair value and carrying amounts for the brands in the international segment were aggregated with the fair value and carrying amounts of the brands in the domestic segments, i.e. men’s, women’s and home, and were each accounted for as a single unit of accounting. Prior to the fourth quarter of 2016, the amount by which the fair value of these domestic trademarks exceeded their carrying amount offset, to varying degrees, the amount by which the carrying amount of the brands in the identified territories exceeded their respective fair value. Beginning in the fourth quarter of 2016 when the Company identified the new international operating segment, the Company also determined that it was no longer appropriate to evaluate tradenames as a single unit of account for impairment purposes. For the reasons noted above, the tradenames were first allocated to their components and tested separately for impairment in the fourth quarter of 2016.

The Company will revise its disclosure in future periods to note that in the fourth quarter of 2016, as a result of changes in the operation of the business, including the change in segments to report a new international segment, the Company no longer assessed the tradenames as a single unit of account and instead allocated the tradenames to their international components based on the relative fair value at date of change.

As described above and as disclosed, one of the primary drivers of the impairment charges incurred in the fourth quarter of 2016 was the revision to the Company’s operating segments.

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•	Tell us the specific factors used to determine the fair value of your indefinite-lived intangible assets prior to your reallocation of your trademarks due to the change in segments and subsequent to the change in segments, including the methods used and any changes in significant inputs and assumptions.

Response:

Both prior to and following the revision of operating segments in the fourth quarter of 2016, the Company engaged a third-party, DLA Piper LLC, to assist in its determination of the fair value of its intangible assets as part of the Company’s evaluation for impairment. As defined in and in accordance with ASC 820, the Company employed the income approach in calculating the fair value of each of its trademarks. Assumptions and inputs used in these fair value estimates include the following: (i) discount rates for both guaranteed and non-guaranteed royalties; (ii) royalty rates; (iii) projected average revenue growth rates; and (iv) projected long-term growth rates.

Following the Company’s identification of the international operating segment, the Company incorporated additional risk premia to account for the differentiation in economic and operational risk between the Company’s domestic segments and its new international segment.

•	To the extent you impaired specific trademarks, please identify and quantify the amount of impairment for each impaired trademark.

Response:

Additional information regarding impaired trademarks is being provided to the Staff on a supplemental basis under separate cover pursuant to Rule 12b-4 and upon request for confidential treatment pursuant to the provisions of Rule 83.

•	Explain why you have only identified weakness in the men’s and home segments as the primary drivers of the charges in 2016 given that you recorded $193.7 million and $31.5 million of trademark impairments in your international and women’s segments in 2016.

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Response:

As part of the Company’s intangible asset testing and in accordance with ASC 350, the Company performed a reconciliation between the sum of the fair value of its reporting units and the fair value of its debt and equity. In determining the fair value of trademarks allocated to each reporting unit, the Company used a discount rate that was reflective of the significant decline in the market capitalization of the Company. While the trademarks within all reporting units were impacted by the higher discount rate, the men’s and home segments were further impacted due to weakness in projected revenue and operating income.

The $31.5 million of trademark impairment in the women’s segment in 2016 was incurred primarily as a result of the discounting of projected cash flows for non-guaranteed royalties and for licenses with expirations where renewal was uncertain.

As it relates to the $193.7 million of trademark impairment in the international segment, both the further discounting related to the aforementioned reconciliation noted above and the revision to the Company’s operating segments (as described above) accounted for the majority of the $193.7 million of trademark impairment in the international segment.

•	Tell us which trademarks you impaired in 2016, the amount of impairment recorded and the remaining balance for each trademark and the underlying factors that drove the impairments.

Response:

Additional information regarding the fair value, book value and impairment charges of each unit of accounting comprising the Company’s trademarks, by reporting unit, as of December 31, 2016 and responses above regarding factors driving impairment charges is being provided to the Staff on a supplemental basis under separate cover pursuant to Rule 12b-4 and upon request for a confidential treatment pursuant to the provisions of Rule 83.

Note 13. Income Taxes, page 115

3)	We note you have experienced cumulative losses over the past three years and that you have not recorded a valuation allowance against your deferred tax asset. Please explain to us the basis for your conclusion that a valuation allowance is not necessary. Please describe your assessment of the positive and negative evidence you considered to overcome the determination that a valuation allowance is not necessary. Please refer to ASC 740-10-30-23.

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Response:

In analyzing the need to record a valuation allowance on the Company’s deferred tax assets on a quarterly basis pursuant to ASC 740, the Company reviews its prior year pre-tax book income, prior year taxable income, forecasted book income for future years, expected taxable income for future years, deferred tax liabilities which will offset the deferred tax assets and potential tax planning strategies to evaluate realizability of the deferred assets.

At December 31, 2016 the Company had a net deferred tax liability of approximately $85 million. This net deferred tax liability included the following assets: an approximate $6.5 million deferred tax asset for a federal net operating loss carryforward that will expire in 2035; and a foreign tax credit carryforward of $18.2 million which expire between 2023 and 2025. The Company also has a gross deferred tax liability related to indefinite lived intangibles of approximately $190 million. This was shown net of deferred tax assets in the tax footnote as of December 31, 2016; future filings will disclose the gross liability. Although the Company has experienced cumulative pre-tax book losses over the past three years, the pre-tax book losses recorded on the Company’s financials were entirely related to impairment of trademarks and goodwill which do not impact taxable income. The following positive evidence was noted:

-	At the end of 2016 the Company’s ongoing business operations excluding impairments that were very profitable on a GAAP basis and were expected to continue to be for the foreseeable future.
-	The Company believed that the entertainment business would continue to generate sufficient foreign source income to utilize the credits.
-	As of the end of 2016, the Company was actively exploring the sale of certain brands whose fair value significantly exceeded their respective tax bases. The sale of these brands would result in a significant taxable gain which were expected to utilize the Company’s NOL carryforwards and a portion of its foreign tax credit carryforwards.
-	The sale of our entertainment brands was signed and closed on June 30, 2017.
-	With the exception of the years ended December 31, 2014 and 2015, since 2008, the Company has had substantial taxable income. In 2014 and 2015 the tax losses were almost entirely comprised of intellectual property (“IP”) amortization in each year. A substantial portion of the tax basis related to IP will be fully amortized within the next few years and therefore not available to shelter future U.S. taxable income.

Accordingly, when accounting for the projected amortization of the remaining tax bases of the IP in future years , forecasted operational pre-tax profit , the potential for

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significant gains previously noted and identified tax planning strategies that could and would be implemented to the extent needed in order to utilize tax attributes before expiration, the Company made the determination that it was more likely than not that there will be sufficient positive evidence in order to realize the deferred tax assets recorded, including the tax carryforwards before expiration. The Company continuously reviews its operations, projections and forecasts and reevaluates the need for a valuation allowance as events and circumstances dictate.

The Company and its management acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at (212) 819-2069 with any questions or further comments.

Sincerely,

/s/ David K. Jones
David K. Jones
Chief Financial Officer